News Release	AMEX, TSX Symbol: NG

NovaGold Exercises Option to Purchase Mining Claims at Galore Creek

March 29, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it has exercised its option to purchase 100% of the mining claims of the main Galore Creek copper-gold deposit in northwestern British Columbia.

Under the Galore Creek Option Agreement dated July 31, 2003 (the “Agreement”) between NovaGold and subsidiaries of Rio Tinto and HudBay Minerals, NovaGold has an option to purchase Stikine Copper Limited, which is the owner of the core mineral claims that contain all of the company’s Proven and Probable Reserves in the Galore Creek area of the Liard Mining Division in the Province of British Columbia. All of NovaGold’s financial earn-in requirements under the Agreement have been satisfied. The exercise of the option is expected to close within 90 days, at which point all of Stikine Copper’s assets will be owned 100% by NovaGold.

“Exercising this option further strengthens NovaGold’s land position at the Galore Creek deposit and brings us one step closer to construction of this world-class project,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “We continue to meet our targets and remain on task, and the Company continues very active discussions with a number of potential joint venture partners for the project. The Galore Creek construction team is ready to begin construction with Board approval once initial financing is in place and the necessary permits have been received, which are anticipated in the second quarter of 2007.”

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects in the world. As envisioned, the Galore Creek deposit would be developed as an open-pit mine at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life. Management anticipates the project will create up to 1,000 jobs during the construction phase and approximately 500 full-time jobs during operation.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nation to support development of the Galore Creek project. The agreement supports the Tahltan Nation’s principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the Environmental Assessment review and the permitting process.

NovaGold initiated the British Columbia environmental assessment process in February 2004 and worked closely with regulators to complete the baseline studies and detailed project description required to define the terms of reference for the environmental assessment application. After a complete public and government review process, NovaGold received the Provincial Environmental Assessment Certificate for Galore Creek in February 2007, an important step toward issuance of the various permits and authorizations required to construct and operate the mine. The Galore Creek Construction team, comprising 37 individuals with decades of industry experience, is making final preparations to begin construction. NovaGold anticipates receipt of permits in the second quarter of 2007, and plans to begin construction immediately upon receipt of permits, with financing in place and Board of Directors approval.

Galore Creek construction has been planned in two Phases. Phase 1 construction will focus on providing access to the Galore Creek Valley. Significant activities during Phase 1 include the construction of mine access roads, bridges, access tunnels, concentrate and diesel pipelines and an approximately 130-kilometer long power transmission line from Bob Quinn to the Galore Creek Valley. Phase 1 construction is anticipated to take 24 months, with access to the Galore Creek Valley in the second half of 2009. Phase 2 construction will focus on mine facilities and earthworks, including construction of mine infrastructure, a tailings dam, open pit stripping and process plant facilities. Mine production start-up is anticipated to begin in mid-2012 after 3 months of commissioning.

NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace properties with Pioneer Metals Corporation, under which the Company is earning a 60% interest. This option agreement is currently the subject of litigation between NovaGold and Pioneer.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, which are among the world’s largest gold and copper-gold deposits, respectively. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals and the Galore Creek and Grace properties; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of NovaGold’s properties; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties as to permit and approval requirements and meeting project milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227